UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                VISTA GOLD CORP.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                   927926 10 5
                                 (CUSIP Number)

                                 August 29, 2002
             (Date of Event which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                / / Rule 13d-1(b)
                                /x/ Rule 13d-1(c)
                                / / Rule 13d-1(d)


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CUSIP No. 927926 10 5                                                Page 2 of 5

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON                    Viceroy Resource Corporation
        S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON          Not Applicable
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)
                                                                          -----
                                                                       (b)  X
                                                                          -----
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION
                                                        British Columbia, Canada
--------------------------------------------------------------------------------
          NUMBER OF             5           SOLE VOTING POWER
            SHARES                                                      606,060
         BENEFICIALLY           ------------------------------------------------
           OWNED BY             6           SHARED VOTING POWER
             EACH                                                             0
          REPORTING             ------------------------------------------------
            PERSON              7           SOLE DISPOSITIVE POWER
             WITH                                                       606,060
                                ------------------------------------------------
                                8           SHARED DISPOSITIVE POWER
                                                                              0
--------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                        606,060
--------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            ___
--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                           9.1%
--------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON
                                                                             CO
--------------------------------------------------------------------------------

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CUSIP No. 927926 10 5                                                Page 3 of 5

Item 1(a).  Name of Issuer:

            Vista Gold Corp.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            7961 Shaffer Parkway, Suite 5
            Littleton, Colorado 80127

Item 2
            (a). - (c).
            Name, Principal Business Address and Citizenship
              of Person Filing:

                  Viceroy Resource Corporation
                  Suite 900 - 570 Granville Street
                  Vancouver, British Columbia, Canada V6C 3P1
                  Citizenship:  British Columbia, Canada

Item 2(d).  Title of Class of Securities:

            Common Shares

Item 2(e).  CUSIP Number:

            927926 10 5

Item 3.     If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
            (c), check whether the person filing is a:

            (a)  / / Broker or dealer registered under Section 15 of the
                     Exchange Act.

            (b)  / / Bank as defined in Section 3(a)(6) of the Exchange Act.

            (c)  / / Insurance company as defined in Section 3(a)(19) of the
                     Exchange Act.

            (d)  / / Investment company registered under Section 8 of the
                     Investment Company Act.

            (e)  / / An investment adviser in accordance with Rule
                     13d-1(b)(1)(ii)(E).

            (f)  / / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

            (g)  / / A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G).

            (h)  / / A savings association as defined in Section 3(b) of the
                     Federal Deposit Insurance Act.

            (i)  / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

            (j)  / / Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                     Not Applicable

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CUSIP No. 927926 10 5                                                Page 4 of 5

Item 4.  Ownership.

         The information in items 1 and 5 through 11 on the cover page (p. 2) on Schedule 13G is hereby incorporated by reference.

         Percentage ownership based on 6,370,898 Common Shares outstanding at August 29, 2002. Viceroy Resource Corporation owns 303,030 Common Shares of the Issuer and warrants to purchase an additional 303,030 Common Shares of the Issuer exercisable for a period of two years.

Item 5.  Ownership of Five Percent or Less of a Class.

         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         Not Applicable

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable

Item 9.  Notice of Dissolution of Group.

         Not Applicable

Item 10. Certification.

                By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP No. 927926 10 5                                                Page 5 of 5

                                    SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  August 29, 2002                            Viceroy Resource Corporation


                                                  By: /s/ Kim C. Casswell
                                                     ---------------------------
                                                      Name:  Kim C. Casswell
                                                      Title: Corporate Secretary